Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

February 24, 2014

VIA EDGAR, EMAIL AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Esq., Senior Counsel

Re:	SharesPost 100 Fund

File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

On behalf of SharesPost 100 Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 5 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), as initially filed with the Commission on October 10, 2012 and amended on April 12, 2013, August 2, 2013, November 6, 2013, December 12, 2013 and December 23, 2013, respectively. We are delivering clean and marked courtesy copies of the Amendment to Larry Greene of the Commission (the “Staff”).

Set forth below are the Fund’s responses to comments given by telephone (the “Comments”) on February 19, 2014 by Larry Greene. For convenience, we have summarized and incorporated into this response letter the Comments. Page number references in our responses correspond to the marked copies of the Registration Statement. Defined terms used herein but not defined will have the meanings used in the Registration Statement.

1.	Comment: Under the heading “Conflicts of Interest”, item number (5), please describe more clearly any pecuniary benefit that may accrue to Mr. Brogger.

Response: As a minority shareholder in SharesPost Inc. (“SharesPost Parent”), which wholly owns SharesPost Financial Corporation (“SharesPost Financial”), Mr. Brogger will receive no direct pecuniary benefit from any transactions in which SharesPost Financial receives brokerage fees. He will receive only an indirect and non-quantifiable benefit as a shareholder of SharesPost Parent, similar in nature to any and all other shareholders of SharesPost. We have revised the Registration Statement on page 70 of the Prospectus to clarify the foregoing.

2.	Comment: Are there any information barriers or other policies in place to prevent Mr. Brogger from sharing material, non-public information concerning potential Portfolio Companies with Mr. Weber?

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

February 24, 2014

Response: The Investment Adviser has access to the exact same information (no more and no less) from the SharesPost Trading Platform provided by issuers as any other user of the Platform. In addition, the Fund’s Investment Adviser has clear policies prohibiting the utilization of material, non-public information in its investment activities and will augment this with procedures assuring that no preferential information will be received from Mr. Brogger or the SharesPost Trading Platform (including its successor).

3.	Comment: Please confirm that Mr. Weber has no ownership in SharesPost Parent, the Investment Adviser, or the SharesPost Trading Platform.

Response: Mr. Weber has confirmed to us that he has no ownership in the Investment Adviser or the SharesPost Trading Platform. He owns options to purchase shares of common stock in SharesPost Parent which, if exercised, would equal less than 2% of the outstanding equity in SharesPost Parent on a fully diluted basis.

4.	Comment: Please disclose whether the Investment Adviser manages fund products or other accounts whose investment objectives might overlap with the Fund’s. In addition, please expand the disclosure regarding the allocation procedures of the Investment Adviser.

Response: We direct the Staff’s attention to the disclosure on pages 39 and 69 of the Prospectus, where we explain that the Investment Adviser does not currently manage any fund products that have an investment program which would overlap with that of the Fund. The Fund also discloses in the Prospectus on pages 39 and 69 that in the event of any such overlaps in the future, the Investment Adviser has allocation policies and procedures which will require that transactions in securities appropriate for investment by all accounts and funds managed by the Investment Adviser will be allocated in an equitable manner. We have revised the disclosure on pages 39 and 69 to provide more detail regarding the Investment Adviser’s allocation policies.

5.	Comment: Please explain whether private investment vehicles that Mr. Weber manages could be listed on the SharesPost Trading Platform, and, if so, whether the Fund will be prohibited from investing in them.

Response: None of the private investment vehicles which Mr. Weber manages are currently listed on the SharesPost Trading Platform, and while none are legally prohibited from being so listed, none of such vehicles have any intention to list their interests on the SharesPost Trading Platform, and, further, any such listing might be impractical in light of such vehicles’ continued need to comply with Section 3(c)(1) or 3(c)(7) of the Investment Company Act (as applicable), which would be incompatible with trading on the SharesPost Trading Platform. However, to the extent any such investment vehicles are ever listed on the SharesPost Trading Platform, the Fund will not purchase interests in them.

6.	Comment: Please confirm that the SharesPost 100 includes companies that are not available on the SharesPost Trading Platform. Please also confirm that the Fund is not required to trade on the SharesPost Trading Platform but expects that a significant portion of its acquisition of Portfolio Company securities to take place on the SharesPost Trading Platform.

February 24, 2014

Response: We direct the Staff’s attention to pages ii, 4 and 23 of the Prospectus, where the Fund discloses that the SharesPost 100 is comprised “primarily” of companies traded on the SharesPost Trading Platform. We confirm that the SharesPost 100 includes companies that are not traded on the SharesPost Trading Platform and that the Fund is not required to trade on the SharesPost Trading Platform but expects that a significant portion of its acquisition of Portfolio Company securities to take place on the SharesPost Trading Platform.

7.	Comment: Please explain how the SharesPost Trading Platform is paid and whether it is paid on a per-transaction basis.

Response: The SharesPost Trading Platform has no source of revenue and does not charge fees to users, brokers or issuers. Further, we can confirm that it is not paid on a per-transaction basis.

8.	Comment: If the Investment Adviser removes a Portfolio Company from the SharesPost 100, and such removal causes the Fund to hold less than 80% of the value of its assets in companies listed on the SharesPost 100, this may cause the Fund to sell the securities of non-SharesPost 100 companies and purchase the securities of SharesPost 100 companies in order to regain compliance with the Fund’s 80% Investment Policy. This could create a conflict of interest if the SharesPost Trading Platform will receive fees from such transactions. Please describe the procedures established to avoid such conflict.

Response: As discussed above, the SharesPost Trading Platform has no source of revenue and does not charge fees to users, brokers or issuers, so the potential conflict described by the Staff would not arise from such transactions.

9.	Comment: SharesPost Financial could be involved in Fund transactions as a broker. Please explain that SharesPost Financial is an affiliate of the Investment Adviser and that transactions involving the Fund executed by SharesPost Financial could result in brokerage fees to this entity.

Response: We direct the Staff’s attention to the disclosure in the Prospectus on pages 25 and 54, where we have disclosed that SharesPost Financial is an affiliated broker. In addition, we have disclosed that no Affiliated Broker, including SharesPost Financial, will receive any undisclosed fees in connection with any transaction involving the Fund, and to the extent any transactions involving the Fund are effected by an Affiliated Broker on the SharesPost Trading Platform (including its successor), such Affiliated Broker’s fees for such transactions shall be limited in accordance with Section 17(e)(2) of the 1940 Act and Rule 17e-1 thereunder, as well as the Fund’s policies and procedures concerning Affiliated Brokers. We have also revised the disclosure on pages 25 and 54 to reflect a new policy of the Fund not to engage Affiliated Brokers for securities transactions (although Affiliated Brokers may be engaged by sellers or buyers of securities in transactions opposite the Fund).

February 24, 2014

10.	Comment: What exactly is the SharesPost Trading Platform? Do all participants participate on the same terms? What is provided by the Platform in terms of order matching and pricing? Does the Fund receive the same information from the Platform as other participants?

Response: The SharesPost Trading Platform is an electronic support system for broker-dealers that combines the functionality of a bulletin board and a data room. The SharesPost Trading Platform was registered as an alternative trading system under Regulation ATS of the Exchange Act by SharesPost Financial. Registered users of the SharesPost Trading Platform (all of whom must be accredited investors) are able to search for shares of private issuers available for sale. If a user expresses interest, the issuer of such securities can make information about the issuer (if any provided) available to the user. Purchase prices are determined on the basis of communication among buyers and sellers and brokers. The Fund receives the same information from the Platform as all other users.

11.	Comment: Please confirm that trading by affiliated brokers will not be on a principal basis.

Response: We hereby confirm that trading by affiliated brokers of the Investment Adviser will not be on a principal basis.

12.	Comment: With respect to key principals of the Investment Adviser, provide key man risk disclosure.

Response: We have revised the Registration Statement on pages 33 and 46 of the Prospectus to provide key man risk disclosure as requested.

13.	Comment: Is the Fund paying compensation for research services? Please describe the services provided by SharesPost Financial to the Investment Adviser and what the Investment Adviser will pay SharesPost Financial for such services.

Response: The Fund is not paying compensation for research services. As discussed above in our response to Comment Number 9, and as disclosed in the Prospectus on pages 25 and 54, the Fund has revised its Affiliated Broker policy to provide that the Fund will not engage the services of Affiliated Brokers (although Affiliated Brokers may be engaged by sellers or buyers in transactions opposite the Fund). As such, the Investment Adviser will not require services from SharesPost Financial and no remuneration will be paid by the Fund or the Investment Adviser to SharesPost Financial.

14.	Comment: Does the Investment Adviser have access to any information that is not available to other participants on the SharesPost Trading Platform?

February 24, 2014

Response: No, as we have confirmed above, the Investment Adviser will have access through the SharesPost Trading Platform (including its successor platform) to the exact same information (no more and no less) available to other participants.

15.	Comment: On page 25, where the Fund discloses that “the Investment Adviser expects that it should be able to connect through SharesPost Financial with sellers of shares”, should this reference to SharesPost Financial be to the SharesPost Trading Platform.

Response: We have revised the reference to refer to SharesPost Trading Platform and other alternative trading systems.

16.	Comment: Will the Fund use SharesPost Financial as a broker?

Response: No, please see the responses to Comment Numbers 9 and 13 above and pages 25 and 54 of the Prospectus for revised disclosure explaining that the Fund has revised its Affiliated Broker policy to provide that the Fund will not engage the services of Affiliated Brokers (although Affiliated Brokers may be engaged by sellers or buyers in transactions opposite the Fund).

17.	Comment: Please add key man risk disclosure regarding Messrs. Weber and Brogger.

Response: With respect to Mr. Weber, please see the response to Comment Number 12 above. With respect to Mr. Brogger, he is not a principal, executive or employee of the Investment Adviser, so we respectfully submit that such disclosure would not be relevant or appropriate.

18.	Comment: On page 38, you disclose that “there are significant potential conflicts of interest, which could impact our investment returns and limit the flexibility of our investment policies.” How do these conflicts arise? Please explain the relationships among the various entities more clearly.

Response: We have reviewed the disclosure made in the Prospectus, SAI and in our supplemental correspondence with the Staff dated December 16, 2013, and have concluded and respectfully submit that all relevant and material potential conflicts of interest have been adequately and appropriately disclosed in a balanced manner. We direct the Staff’s attention particularly to pages 38 through 40 and to pages 69 and 70 of the Prospectus. We recognize, however, that the names of the various entities referred to in the Prospectus may be confusing to a potential investor. As such, in an effort to assist potential investors to understand more clearly the relationship of each of the entities referred to in the Prospectus, we have added disclosures on pages 10 and 51 thereof.

19.	Comment: On page 45, under Mr. Weber’s biography, please add key man risk disclosure.

Response: We have revised the Prospectus in accordance with the Staff’s comment.

February 24, 2014

20.	Comment: Please confirm that the Fund, in connection with the periodic approval of its Investment Advisory Agreement, is required to discuss collateral benefits that the Investment Adviser or an affiliate may receive from its relationship with the Fund, and that such information must be included in shareholder reports of the Fund.

Response: We confirm that the Fund, in connection with the periodic approval of its Investment Advisory Agreement, is required to discuss collateral benefits that the Investment Adviser or an affiliate may receive from its relationship with the Fund, that such information must be included in shareholder reports of the Fund, and that the Fund shall comply with all requirements related thereto set forth in the Investment Company Act, the rules promulgated thereunder and the requirements of Instruction 6.d to Form N-2.

21.	Comment: With respect to your discussion of Broker Fees of Affiliated Brokers, please explain whether there is sufficient trading volume on the SharesPost Trading Platform to make a comparison to fees received by other brokers on such Platform. How many brokers trade on the SharesPost Trading Platform? Is SharesPost Financial doing the majority or all of the trading on the Platform? Are there other brokers on the Platform and do their trades represent substantial volume of trades? What is the respective ownership of the Platform by NASDAQ OMX and SharesPost Parent? Will SharesPost Parent receive any profit from the Investment Adviser’s use of an Affiliated Broker (i.e., SharesPost Financial)?

Response: As discussed above in our responses to Comment Numbers 9, 13 and 16, we have revised the disclosure on pages 25 and 54 of the Prospectus to reflect a revision to the Fund’s Affiliated Broker policy not to engage Affiliated Brokers for securities transactions (although Affiliated Brokers may be engaged by sellers or buyers of securities in transactions opposite the Fund). We believe that this revision to the Fund’s policy should address the Staff’s concern with potential conflicts of interest that could have arisen in connection with transactions in which the Investment Adviser had engaged an Affiliated Broker (e.g., SharesPost Financial) to facilitate a transaction for the Fund.

Notwithstanding the foregoing, with respect to the Staff’s question as to whether there is sufficient trading volume on the SharesPost Trading Platform to determine comparable brokerage fees, the answer is yes, and the Investment Adviser has conducted an analysis of transactions carried out on the SharesPost Trading Platform during calendar 2013 showing the average and median commissions paid to brokers other than SharesPost Financial. Pursuant to the Fund’s Affiliated Broker policy, the Board shall examine no less than quarterly any compensation paid to Affiliate Brokers in connection with a transaction involving the Fund to ensure compliance with the policy and Investment Company Act Section 17(e)(2) and Rule 17e-1 promulgated thereunder.

We are advised that currently approximately 15 brokers trade on the SharesPost Trading Platform, and that these other brokers, and not SharesPost Financial, comprise the majority of trading activity (based on transaction volume) on the Platform. As previously disclosed to the Staff in our correspondence dated December 16, 2013 (see Exhibit A of such correspondence), NASDAQ OMX owns 75% and SharesPost Parent owns 25% of the joint venture that will operate the successor platform to the SharesPost Trading Platform, to be known as The NASDAQ Private Market. Regarding whether SharesPost Parent will receive any “profit” from the Investment Adviser’s use of SharesPost Financial as a broker for transactions, as noted above, pursuant to the Fund’s revised Affiliated Broker policy, the Investment Advisor will no longer be permitted to engage SharesPost Financial to facilitate transactions on behalf of the Fund. As such, SharesPost Parent will receive only an indirect benefit through its 100% ownership of SharesPost Financial to the extent SharesPost Financial earns brokerage fees from executing transactions on behalf of sellers or buyers opposite the Fund in such transactions (but, as stated above and in the responses to Comment Numbers 9 and 13 and in the Prospectus at pages 25 and 54, only to the extent permissible under the Investment Company Act).

February 24, 2014

The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

Daniel I. DeWolf, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Daniel I. DeWolf
Daniel I. DeWolf

cc:	SharesPost 100 Fund (Mr. Sven Weber)